UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk.

(Name of Subject Company (Issuer))

Qatar Telecom (Qtel) Q.S.C.

Qatar South East Asia Holding S.P.C.

Indonesia Communications Pte. Ltd.

(Name of Filing Persons (Offeror))

Series B Shares, par value Rp100 per share

(Title of Class of Securities)

744383100

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock, Esq.

+974 4400 400

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Joseph A. Cosentino, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$863,301,674.26	$33,927.76
(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 1,314,466,775, which is the maximum number of Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk. (including Series B Shares underlying American Depositary Shares (“ADSs”) (each of which represents fifty (50) Series B Shares)) to be purchased pursuant to the Indonesian Offer for Series B Shares of PT Indosat Tbk. to which this Schedule TO relates and the concurrent U.S. Offer for ADSs (on a combined basis) by (ii) the offer price of Rp7,388 per Series B Share (Rp369,400 per ADS), as converted into U.S. dollars based on the exchange rate between Indonesian Rupiah and U.S. dollars of Rp11,249 to US$1.00, as reported by Bank Indonesia on January 15, 2009.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $33,927.76	Filing Parties: Qatar Telecom (Qtel) Q.S.C.
Qatar South East Asia Holding S.P.C.
Indonesia Communications Pte. Ltd.

Form or Registration No.: Schedule TO-T	Date Filed: January 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☑	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Schedule TO relates to the Indonesian offer by Qatar Telecom (Qtel) Q.S.C., a company organized under the laws of Qatar (“Qtel”), being made through Indonesia Communications Pte. Ltd., a company organized under the laws of Singapore and a wholly-owned indirect subsidiary of Qtel (“ICLS” and, together with Qtel, the “Offeror”), to purchase outstanding Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk., an Indonesian company (“Indosat” or the “Company”), other than Series B Shares held by Qtel and its affiliates and Series B Shares underlying American Depositary Shares (“ADSs”), upon the terms and subject to the conditions set forth in the Indonesian Offer to Purchase (“Offer to Purchase”) and the related Tender Offer Form (“Tender Offer Form”) attached hereto as Exhibit (a)(1)(i) and a form of which is attached hereto as Exhibit (a)(1)(ii), respectively (which, as amended or supplemented from time to time, together constitute the “Indonesian Offer”). Qatar South East Asia Holding S.P.C. is a wholly-owned direct subsidiary of Qtel and is the parent company of ICLS. Concurrently with the Indonesian Offer, the Offeror is offering to purchase ADSs, other than ADSs held by Qtel and its affiliates, pursuant to a U.S. offer (the “U.S. Offer for ADSs” and, together with the Indonesian Offer, the “Offers”). Each ADS represents fifty (50) Series B Shares. In the aggregate, the Offeror is offering to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the Offers on a combined basis. If more than 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) are validly tendered and not properly withdrawn as of the expiration of the Offers, the Offeror will purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs so validly tendered into the U.S. Offer for ADSs) from tendering holders on a pro rata basis. Payment for Series B Shares accepted for purchase pursuant to the Indonesian Offer will be made in Indonesian Rupiah. The information set forth in the Offer to Purchase is hereby expressly incorporated by reference in response to all items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is PT Indosat Tbk. The address of Indosat’s principal executive offices is Jalan Medan Merdeka Barat No. 21, Jakarta 10110, Indonesia. Indosat’s telephone number at such address is (+62-21) 3000 3001. The information set forth in the Offer to Purchase in Section 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) As of September 30, 2008, the Company’s issued and fully paid capital was divided into one (1) Series A share and 5,433,933,499 Series B Shares (including Series B Shares underlying ADSs), each with a par value of Rp100 per share.

(c) The information set forth in the Offer to Purchase in Section 6 (“The Indonesian Offer — Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Qtel is a filing person with a principal business address of Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. Qtel’s telephone number at such address is +974 440 4767.

Qatar South East Asia Holding S.P.C. is a filing person with a principal business address of Flat 51, Building 122, Road 1605, Manama Down Town, Complex 316, Bahrain. Qatar South East Asia Holding S.P.C.’s telephone number is +974 440 4767.

ICLS is a filing person with a principal business address of Tricor Evatthouse Corporate Services, 8 Cross Street, PwC Building #11-00, Singapore 048424. ICLS’s telephone number is +974 440 4767.

The information set forth in the Offer to Purchase in Section 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) and (c). The information set forth in the Offer to Purchase in Section 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”) and Schedules I, II and III are incorporated herein by reference. During the last five (5) years, no filing person has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“The Indonesian Offer — Terms of the Indonesian Offer; Expiration Date”);

•	Section 2 (“The Indonesian Offer — Procedures for Tendering Shares”);

•	Section 3 (“The Indonesian Offer — Withdrawal Rights”);

•	Section 4 (“The Indonesian Offer — Proration; Purchase of Shares and Payment of Purchase Price”);

•	Section 5 (“The Indonesian Offer — Material United States Federal Income Tax Consequences”);

•	Section 10 (“The Indonesian Offer — Interest of Directors and Executive Officers”);

•	Section 11 (“The Indonesian Offer — Plans for Indosat; Certain Effects of the Offers”); and

•	Section 13 (“The Indonesian Offer — Extension of the Indonesian Offer; Termination; Amendment”).

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in Section 9 (“The Indonesian Offer — Past Contacts; Transactions; Negotiations and Agreements between the Offeror and the Company”) and 10 (“The Indonesian Offer — Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 9 (“The Indonesian Offer — Past Contacts; Transactions; Negotiations and Agreements between the Offeror and the Company”) in the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c)(1) through (7). The information set forth in the Summary Term Sheet and in Sections 1 (“The Indonesian Offer — Terms of the Indonesian Offer; Expiration Date”), 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”) and 11 (“The Indonesian Offer — Plans for Indosat; Certain Effects of the Offers”) in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 7 (“The Indonesian Offer — Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b). The information set forth in Sections 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”), 9 (“The Indonesian Offer — Past Contacts; Transactions; Negotiations and Agreements between the Offeror and the Company”) and 10 (“The Indonesian Offer — Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 14 (“The Indonesian Offer — Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Sections 8 (“The Indonesian Offer — Certain Information Concerning the Company and the Offeror”), 9 (“The Indonesian Offer — Past Contacts; Transactions; Negotiations and Agreements between the Offeror and the Company”), 10 (“The Indonesian Offer — Interest of Directors and Executive Officers”) and 12 (“The Indonesian Offer — Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the Tender Offer Form, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated January 20, 2009.
(a)(1)(ii)	Form of Tender Offer Form.
(a)(5)(i)	Press Release issued by Qtel on June 26, 2008 (incorporated by reference to Schedule TO-C filed by Qtel on June 26, 2008).
(a)(5)(ii)	Press Release issued by Qtel on January 17, 2009.
(a)(5)(iii)	Press Release issued by Qtel on January 20, 2009.
(a)(5)(iv)	Summary Advertisement, dated January 20, 2009, published in the Financial Times.
(b)	Not applicable.
(d)	Share Purchase Agreement, dated June 6, 2008, between Qtel and STT Communications Ltd. (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Qtel and Qtel Investment Holdings BSC on June 12, 2008). (Please note that certain portions of the Share Purchase Agreement have been omitted pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b–2 under the Act. A complete copy of the Share Purchase Agreement has been submitted to the Commission.)
(g)	Not applicable.
(h)	Not applicable.

Signature

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

QATAR TELECOM (QTEL) Q.S.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

QATAR SOUTH EAST ASIA HOLDING S.P.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

INDONESIA COMMUNICATIONS PTE. LTD.

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Director

Date: January 20, 2009

6